United States securities and exchange commission logo





                           March 12, 2024

       Ross E. Jeffries
       Deputy General Counsel
       Bank of America Corporation
       Bank of America Corporate Center
       100 North Tryon Street
       Charlotte, North Carolina 28255

                                                        Re: Bank of America
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 5, 2024
                                                            File No. 333-277673

       Dear Ross E. Jeffries:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Elizabeth Jones